                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 11-K

                [ X ] Annual Report Pursuant to Section 15(d) of
                       the Securities Exchange Act of 1934

                      For the year ended December 31, 1999


                         ZEBRA TECHNOLOGIES CORPORATION
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                    DELAWARE                          36-2675536
          -------------------------------           -------------------
          (State or other jurisdiction of            (I.R.S. Employer
           incorporation or organization)           Identification No.)

               333 CORPORATE WOODS PARKWAY, VERNON HILLS, IL 60061
               ---------------------------------------------------
               (Address of principal executive offices) (Zip Code)

                                (847) 634-6700
                                --------------
              (Registrant's telephone number, including area code)

                          INDEPENDENT AUDITORS' REPORT



The Plan's Trustees Zebra Technologies Corporation Profit Sharing and Savings
Plan:


We have audited the accompanying statements of net assets available for benefits of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in schedule 1 is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP







June 27, 2000

                         ZEBRA TECHNOLOGIES CORPORATION
                         PROFIT SHARING AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                DECEMBER 31,         DECEMBER 31,
                                                                   1999                 1998
                                                             ------------------  -------------------
                   ASSETS:
      Investments, at fair value                               $  27,945,668       $  20,553,787

      Receivables
           Employer contributions                                  1,083,156             757,478
           Employee contributions                                     45,222             101,240
                                                             ------------------  -------------------
               Total receivables                                   1,128,378             858,718
                                                             ------------------  -------------------

      Cash and cash equivalents                                          295              70,914
                                                             ------------------  -------------------
                    NET ASSETS AVAILABLE FOR BENEFITS          $  29,074,341       $  21,483,419
                                                             ==================  ===================

See accompanying notes to financial statements.

                         ZEBRA TECHNOLOGIES CORPORATION
                         PROFIT SHARING AND SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                              DECEMBER 31,          DECEMBER 31,
                                                                                  1999                  1998
                                                                           --------------------  --------------------
      Contributions:
           Participant                                                       $     2,328,060       $     2,550,833
           Employer matching                                                         650,511               559,360
           Employer profit sharing                                                 1,071,348               757,479
                                                                           --------------------  --------------------
               Total contributions                                                 4,049,919             3,867,672
                                                                           --------------------  --------------------

      Distributions:
           Benefit payments                                                        1,808,215             1,668,499
                                                                           --------------------  --------------------
               Total distributions                                                 1,808,215             1,668,499
                                                                           --------------------  --------------------

      Earnings:
           Interest income                                                            83,760                84,735
           Dividend income                                                         1,565,262             1,315,843
           Net appreciation in fair value of investments                           3,700,196               491,909
                                                                           --------------------  --------------------
                                                                                   5,349,218             1,892,487
                                                                           --------------------  --------------------

                    Net increase                                                   7,590,922             4,091,660

      Net assets available for benefits:
           Beginning of year                                                      21,483,419            17,391,759
                                                                           --------------------  --------------------
           End of year                                                       $    29,074,341       $    21,483,419
                                                                           ====================  ====================

See accompanying notes to financial statements.

                         ZEBRA TECHNOLOGIES CORPORATION
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998


  (1)   DESCRIPTION OF PLAN
        The following description of the Zebra Technologies Corporation Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              GENERAL
              The Plan is a defined contribution plan covering eligible employees of Zebra Technologies Corporation (the Company) subject to certain service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

              CONTRIBUTIONS
              Participants may contribute 1% to 15% of eligible compensation on a pretax basis within certain specified limitations. The Plan permits discretionary contributions by the Company. During 1999 and 1998, the Company contributed approximately $1.1 million and $757,000, respectively, under the profit sharing provision of the Plan and approximately $651,000 and $559,000, respectively, under the matching provision of the Plan.

              NUMBER OF PARTICIPANTS
              As of December 31, 1999, a total of 679 employees participated in the Plan.

              VESTING
              Participant contributions, and earnings thereon, vest immediately. Employer contributions, and earnings thereon, vest ratably over five years, as follows:

                                                        PERCENT
                                                         VESTED
                                                     ------------
                      Less than one year                  --%
                      One year                            20
                      Two years                           40
                      Three years                         60
                      Four years                          80
                      Five years or more                 100
                                                     ============

              PAYMENT OF BENEFITS
              Payment of benefits are in the form of lump sum distributions.

              HARDSHIP/WITHDRAWALS
              Participants may withdraw funds from their savings contribution account after meeting certain criteria as defined in the Plan. The minimum hardship distribution is $1,000.

              LOANS TO PARTICIPANTS
              Loans are available to plan participants at the prime interest rate (as published by American National Bank of Chicago), under circumstances as described in the Plan. Loans to plan participants are secured by their vested balance and may not exceed the lesser of 50% of their vested balance or $50,000.

                         ZEBRA TECHNOLOGIES CORPORATION
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

              TERMINATION OF THE PLAN
              Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA.

  (2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              BASIS OF PRESENTATION
              The accompanying financial statements have been prepared on the accrual basis of accounting.

              INVESTMENTS
              The Plan adopted the American Institute of Certified Public Accountants' Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3) in 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's financial statements.

              Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the plan at year end. The Company's common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments is determined on an average cost basis.

              USE OF ESTIMATES
              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates. Payments of benefits are recorded when paid.

  (3)   FEDERAL INCOME TAXES
        The Plan has received a favorable determination letter from the Internal Revenue Service, dated August 17, 1993, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code. The Plan's trustees are not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

  (4)   ADMINISTRATIVE EXPENSES
        Amounts forfeited by participants are used to offset administrative expenses of the Plan. To the extent administrative expenses exceed forfeitures, such expenses are paid by the Company. The Company paid expenses in the amount of $31,547 and $31,801 for the years ended December 31, 1999 and 1998, respectively.

  (5)   NET ASSETS AVAILABLE FOR PLAN BENEFITS
        Amounts as presented in the accompanying financial statements will differ from the amounts reported in Form 5500 due to benefits payable to terminated and retired participants. Amounts to be paid from net assets available for plan benefits to withdrawing participants totaling $23,487 and $80,681 at December 31, 1999 and 1998, respectively, will be recorded as benefits payable on the Form 5500 but not on the accompanying financial statements.

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                         ZEBRA TECHNOLOGIES CORPORATION
                         PROFIT SHARING AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1999 and 1998

(6)  INVESTMENTS

     The following table presents the fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 1999 and 1998:

                                                              1999            1998
                                                          --------------  -------------
        AIM Value Fund                                   $ 5,181,265       3,483,017
        Alex Brown Money Market Fund                       2,689,035       2,136,055
        GAM International Fund                             2,057,296       2,117,894
        MAS Value Fund                                     2,828,723       3,407,691
        Putnam New Opportunities Fund                      8,137,933       4,281,963
        Strong Government Securities Fund                  2,922,656       2,840,079
                                                        ==============  =============

        During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,700,196 and $491,909,respectively, as follows:

                                                             1999          1998
                                                        --------------  ------------
        Mutual Funds                                     $ 3,212,047      525,684
        The Company's common stock                           488,149      (33,775)
                                                        --------------  ------------
                                                         $ 3,700,196      491,909
                                                        ==============  ============



 (7)    TRANSACTIONS WITH RELATED PARTIES
        The Zebra Stock Fund at December 31, 1999 and 1998 included 14,788 shares and 13,194 shares, respectively, of common stock of the Company with fair values of $865,098 and $379,337, respectively.

(8)     SUBSEQUENT EVENT
        The Company purchased Eltron International, Inc. during 1999. Effective January 1, 2000 the plan assets of Eltron International, Inc.'s profit sharing plan, totaling approximately $4.5 million, were merged into the Plan.

                                                                     SCHEDULE 1

                         ZEBRA TECHNOLOGIES CORPORATION
                         PROFIT SHARING AND SAVINGS PLAN
                   SCHEDULE OF ASSETS FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999


                                                                         UNITS/NUMBER
                                                                           OF SHARES           FAIR VALUE
                                                                       ------------------  -------------------
                   DESCRIPTION
      AIM Balance Fund                                                          22,614       $     739,252
      AIM Value Fund                                                           106,108           5,181,265
      Alex. Brown Money Market Fund                                          2,689,035           2,689,035
      Fidelity Low Priced Fund                                                  32,770             741,922
      GAM International Fund                                                    64,371           2,057,296
      MAS Value Fund                                                           233,201           2,828,723
      Putnam New Opportunities Fund                                             89,467           8,137,933
      Strong Government Securities Fund                                        289,946           2,922,656
      Vanguard Index 500 Fund                                                    6,464             874,800
      *Zebra Stock Fund                                                         14,788             865,098
      Participant loans, 7 3/4%-9%, maturing
         January 2000 through September 2013                                        --             907,688
                                                                       ---------------     -------------------
                    NET ASSETS HELD FOR INVESTMENT PURPOSES                                  $  27,945,668
                                                                                           ===================

*Denotes party in interest.

See accompanying independent auditors' report.

SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Zebra Technologies Corporation
                                       Profit Sharing and Savings Plan

July 12, 2000                      By: /s/ Edward Kaplan
                                       ------------------
                                       Edward Kaplan
                                       Plan Trustee